UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 27, 2004

Stephen D. Williams
Pillsbury Winthrop LLP
P.O. Box 7880
San Francisco, CA 94120-7880

Re: ChevronTexaco Corporation
Incoming letter dated December 30, 2003

Dear Mr. Williams:

This is in response to your letter dated December 30, 2003 concerning the shareholder proposal submitted to CheveronTexaco by the Sierra Club. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Larry Fahn
President
Sierra Club
85 Second Street, Second Floor
San Francisco, CA 94105-3441

93410

PILLSBURY WINTHROP LLP

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

December 30, 2003

Stephen D. Williams
Phone: 415.983.1852
swilliams@pillsburywinthrop.com

Via Federal Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Stockholder Proposal Submitted by the Sierra Club for Inclusion in the 2004 Proxy Statement of ChevronTexaco Corporation

Ladies and Gentlemen:

On behalf of our client, ChevronTexaco Corporation, a Delaware corporation (the "Corporation"), we hereby request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") not recommend any enforcement action if the Corporation excludes a proposal (the "Stockholder Proposal") submitted by the Sierra Club (the "Proponent") from the Corporation's Proxy Statement (the "2004 Proxy Statement") that will be distributed in connection with the Corporation's 2004 Annual Meeting of Stockholders (the "2004 Meeting"). The Corporation intends to omit the Stockholder Proposal from its 2004 Proxy Statement based upon our opinion that the Stockholder Proposal is contrary to Proxy Rule 14a-8(i)(11) (substantially duplicative).

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we are enclosing six copies of each of this letter (plus one to be time-stamped and returned to us) and the exhibits hereto, one of which is the Stockholder Proposal and supporting statement.

Background

On December 11, 2003, the Corporation received a stockholder proposal for the 2004 Meeting from the Central Laborers' Pension, Welfare & Annuity Funds generally requesting that the Corporation report to stockholders with respect to political contributions (the "Initial Proposal"). The Initial Proposal was contained in a letter, dated December 4, 2003, which is attached in its entirety as Exhibit A to this letter.

On December 17, 2003, the Corporation received the Stockholder Proposal which is substantially similar to the Initial Proposal. The Stockholder Proposal was contained in a letter, dated December 15, 2003, which is attached in its entirety as Exhibit B to this letter.

Specific Grounds for Exclusion

The Stockholder Proposal is properly excludable from the 2004 Proxy Statement under Rule 14a-8(i)(11). Under this rule, a company may exclude a stockholder proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy material for the same meeting." In this regard, the Stockholder Proposal is substantially duplicative of the Initial Proposal and the Corporation intends to include the Initial Proposal in the 2004 Proxy Statement. Therefore, the Stockholder Proposal is excludable from the 2004 Proxy Statement pursuant to Rule 14a-8(i)(11).

Upon comparison, the Stockholder Proposal is substantially similar to the Initial Proposal, which was received by the Corporation six (6) days before it received the Stockholder Proposal. In fact, in our opinion, the Stockholder Proposal and the Initial Proposal are the same in all material respects. Notably:

(i) Each requests the Board of Directors of the Corporation to prepare a report, updated annually, containing policies for political contributions made with corporate funds, including contributions to political candidates, political parties, political committees, and political entities organized and operating under 26 U.S.C. Sec. 527; and

(ii) Each requests the Board of Directors of the Corporation to prepare a report, either annually, in the case of the Stockholder Proposal, or semi-annually, in the case of the Initial Proposal, containing (i) an accounting of the Corporation's funds contributed or donated to political candidates, parties, committees, and entities organized and operating under 26 U.S.C. Sec. 527, (ii) a business rationale for each of the Corporation's political contributions or donations, and (iii) identification of the person or persons in the Corporation who participated in making the decisions to contribute or donate.

Rule 14a-8(i)(11) does not require that a proposal be identical to an earlier submitted proposal for it to be excluded. Rather, the proper test is whether the core issues addressed by the proposals are substantially the same. *Sprint Corporation* (February 1, 2000); *BellSouth Corporation* (January 14, 1999); *Centerior Energy Corporation* (February 27, 1995). This standard is met in the present case. As discussed above, the Stockholder Proposal is virtually identical to the Initial Proposal. Moreover, they each deal with the same core issue, namely, disclosure by the Corporation relating to its political contributions, both the policies therefore and amounts contributed.

Accordingly, we believe that the requirements for exclusion of the Stockholder Proposal under Rule 14a-8(i)(11) are satisfied and the Corporation intends to omit the Stockholder Proposal from the 2004 Proxy Statement on that basis.

Conclusion

For the above reasons, we, on behalf of the Corporation, hereby respectfully request that the Staff not recommend any enforcement action to the SEC if the Corporation omits the Stockholder Proposal from its 2004 Proxy Statement. Please time-stamp and return a copy of this letter to us in the enclosed pre-addressed, pre-paid envelope. By a copy of this letter, we are also notifying the Proponent of the Corporation's intention to omit the Stockholder Proposal from its proxy materials for the 2004 Meeting. The Proponent is requested to copy the undersigned on any response it may choose to make to the SEC.

If the Staff is inclined to disagree with our conclusions or our requests or if any additional information is desired in support of the Corporation's position, we would appreciate an opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, please contact me at (415) 983-1852, or in my absence, Terry M. Kee at (415) 983-1724.

Very truly yours,

Stephen D. Williams per rss

Stephen D. Williams

Enclosures

cc: The Sierra Club c/o Larry Fahn w/enc.

Ms. Lydia I. Beebe
Ms. Patricia L. Tai
Ms. Carrie Ho

Mr. Terry M. Kee

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

December 4, 2003

Lydia Beebe
Secretary
ChevronTexaco Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Re: Shareholder Proposal

Dear Ms. Beebe:

The Central Laborers' Pension Fund ("Fund") is submitting the attached sharcholder proposal to ChevronTexaco Corporation for consideration by the Company's shareholders at its Annual Meeting in 2004. This Proposal is submitted in accordance with Rule 14(a) 8 of the Securities & Exchange Act.

The Central Laborers' Pension Fund is thc beneficial owner of more than $2000 worth of shares of ChevronTexaco Corporation stock and has held said shares continuously since 1997. It is our intention to continue holding these shares through the Company's Annual Meeting date in 2004.

A letter from the record holder of these securities confirming our ownership will be delivered to you under separate cover.

Please contact me should you have any questions regarding this proposal. Thank you.

Sincerely,

Barry McAnarney
Executive Director

BM/df
Enclosure

Political Disclosure Resolution

Resolved, that the shareholders of ChevronTexaco Corporation ("Company") hereby request that the Company prepare and submit to the shareholders of the Company:

1. A report, updated annually, disclosing its policies for political contributions (both direct and indirect) made with corporate funds. The reports shall include, but not be limited to, contributions and donations to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527. This Report shall be disclosed to shareholders through the Company's web site or to shareholders in published form.

2. A semi-annual report of political contributions, disclosing monetary and non-monetary contributions to candidates, parties, political committees and other organizations and individuals described in paragraph 1. This report shall contain the following information:

   a. An accounting of the Company's funds contributed or donated to any of the persons described above;

   b. A business rationale for each of the Company's political contributions or donations; and

   c. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

Statement of Support: As long-term shareholders of ChevronTexaco Corporation, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

Currently, ChevronTexaco Corporation is not required to disclose political contributions made with corporate funds in any Securities and Exchange Commission (SEC) reports to shareholders. Company executives and lobbyists exercise unbridled discretion over the use of corporate resources for political purposes. In addition, there is no SEC requirement for disclosing the business rationale for such donations.

The result is that shareholders are unaware of how and why the Company chooses to make corporate contributions and the political ends that are being furthered by the gift of corporate funds. Company officials may, in fact, be funding groups and candidates whose agendas are antithetical to the interests of it, its shareholders and its stakeholders.

This is the case with ChevronTexaco Corporation. The Center for Responsive Politics, a campaign finance watchdog organization, reported that the Company donated $1,000,000 in the 2002 election cycle to major party committees and congressional campaign dinners. However, further investigation shows that $75,000 of the Company's money also went to political committees associated with certain political figures. Those committees, in turn, used the Company's money in ways not generally known to the public that could pose reputational problems and legal risks for the Company.

Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives not shared by and may be inimical to the interests of shareholders. There is currently no single source of information providing disclosure to the Company's shareholders on this issue. That is why we urge your support for this critical governance reform.

EXHIBIT B

SIERRA CLUB
FOUNDED 1892

December 15, 2003

Via FedEx

Ms. Lydia I. Beebe
Corporate Secretary
ChevronTexaco Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Ms. Beebe,

Enclosed, please find a shareholder resolution that the Sierra Club hereby submits under the SEC's Rule 14a(8). The Sierra Club has owned the requisite value for the requisite time period; intends to continue ownership of the requisite value through the forthcoming annual meeting in 2004; and stands prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Enclosed, please also find a written statement from Deborah Gaylord, a Service Recovery Specialist at Charles Schwab & Co., our broker, verifying our continuous ownership of the requisite valued ChevronTexaco shares since November 2000.

The Sierra Club hereby requests that our name and address be included with the proposal in the 2004 proxy materials.

Please contact me, Larry Fahn, Sierra Club President, at 311 California Street, Suite 510, San Francisco, CA 94104, by telephone at (415) 391-3212 or by e-mail at larry.fahn@sierraclub.org, to let me know that you received our proposal.

Sincerely,

Larry Fahn
Sierra Club President

LF:kmt

Enclosures (2)

SIERRA CLUB
FOUNDED 1892

CHEVRONTEXACO SHAREHOLDER PROPOSAL FOR CAMPAIGN FINANCE DISCLOSURE REPORT

Resolved:
We hereby request that ChevronTexaco (the "Company") prepare and submit to shareholders of the Company a separate report, updated annually, containing the following information:

a. **Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state, and local political candidates, including any foreign candidates, political parties, political committees, elected officials and other political entities organized and operating under 26 U.S.C. Sec. 527;**
b. **An accounting of the Company's resources including property and personnel contributed or donated to any of the persons and organizations described above;**
c. **A business rationale for each of the Company's political contributions or donations; and**
d. **Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.**

Supporting Statement:

Our company's voluntary contribution of company assets to political campaigns poses grave concerns for shareholders. We believe that the perception that government contracts or weakening of regulations are a reward for campaign contributions is not in the long-term best interests of our company or our country. We believe that reliance on government favor may also prove an uncertain future source of revenue. In addition, a shareholder with one political persuasion may object if her company is found to contribute to the campaign of candidates with dissonant persuasion. At the very least, we believe that investors will be served with full disclosure.

A case in point is the controversial role of energy companies in the formation of energy policy under the current presidential administration. "Several corporations... including Chevron...provided the Secretary of Energy with detailed energy policy recommendations." http://www.thememoryhole.org/pol/cheney-energy/gao.htm] "In a February 5, 2002, letter to President George Bush and copied to Energy Secretary Spencer Abraham, Chevron CEO David J. O'Reilly recommends four short-term actions the administration should take to 'eliminate federal barriers to increased energy supplies.' The National Energy Policy Development Group included all of Chevron's

recommendations in its report to President Bush on May 1, 2001."
http://www.nrdc.org//media/pressreleases/020521b.asp

The Energy Task Force is not in compliance with the Federal Advisory Commission Act (FACA) and the Freedom of Information Act ("FOIA"), which mandates that documents, Task Force members, meetings, and decision-making activities be open to the public. The White House has refused to make information available not only to the Sierra Club and other non-profits, but also the General Accounting Office. "The extent to which submissions from any of these stakeholders were solicited, influenced policy deliberations or were incorporated into the final report is not something that we can determine based on the limited information at our disposal," the GAO said.
http://stacks.msnbc.com/news/957178.asp?0cv=CB10

The Sierra Club believes full disclosure of our company's political efforts should be shared with investors.

For this reason we urge you to vote FOR this proposal

charles SCHWAB

Chairman's Division/ Service Recovery
101 Montgomery Street San Francisco CA 94104

December 3, 2003

The Sierra Club Inc.
Attn: Hamilton Leong
85 2nd St. Fl 2
San Francisco, CA 94105

RE: Account # SF 8769-0836

Dear Mr. Leong:

I am writing at your request of December 3, 2003 to confirm the number of shares of Chevron Texaco Corp (CVX) held in your account.

The Sierra Club has continuously held 54 shares of Chevron Texaco Corp. since 6/25/03. The Sierra Club purchased 35 shares on 11/28/00 and an additional 19 shares on 6/25/03.

Please feel free to call me at (602) 355-3476 should you have any further questions or concerns.

Sincerely,

Deborah Gaylord
Service Recovery Specialist
Charles Schwab & Co. Inc.,

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ChevronTexaco Corporation
Incoming letter dated December 30, 2003

The proposal requests that the company prepare and submit to shareholders a report, updated annually, containing the following: (1) ChevronTexaco's policies for political contributions made with corporate funds, political action committees sponsored by ChevronTexaco, and employee political contributions solicited by senior executives of the company; (2) an accounting of ChevronTexaco's political contributions; (3) a business rationale for each of ChevronTexaco's political contributions; and (4) the identity of each person involved in making decisions with respect to ChevronTexaco's political contributions.

There appears to be some basis for your view that ChevronTexaco may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in ChevronTexaco's 2004 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if ChevronTexaco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Michael R. McCoy

Michael R. McCoy
Attorney-Advisor